UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EverQuote, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

30041R108

(CUSIP Number)

Link Ventures LLLP

One Kendall Square

Suite B2106

Cambridge, MA 02139

Attn: Dominic Lloyd

(781) 228-5674

With copy to:

John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30041R108

1	Name of Reporting Person David B. Blundin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 891,766 shares
	8	Shared Voting Power* 10,347,112 shares
	9	Sole Dispositive Power 891,766 shares
	10	Shared Dispositive Power* 10,347,112 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 11,238,878 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 38.0%
14	Type of Reporting Person (See Instructions) IN

*	Reflects Class B Common Stock on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Recognition Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,004,016 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,004,016 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,004,016 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 3.4%
14	Type of Reporting Person (See Instructions) CO

*	Reflects Class B Common Stock on an as-converted to Class A Common Stock basis.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed by David B. Blundin, Recognition Capital, LLC (“Recognition Capital”), Link Ventures Investment Vehicle II, LLC (“LVIV”), Link Ventures LLLP (“Link Ventures”), Link Management LLC (“Link Management”), Cogo Fund 2020, LLC (“Cogo Fund”), Cogo Labs, Inc. (“Cogo Labs”), Link Equity Partners, LLC (“LEP”), the Estate of Seth Birnbaum and Tomas Revesz, Jr.

The Amendment amends the Schedule 13D filed on February 9, 2022 (the “Schedule 13D”) by David B. Blundin, LVIV, Link Ventures, Link Management, Cogo Fund, Cogo Labs, LEP, the Estate of Seth Birnbaum and Tomas Revesz, Jr. LVIV, Link Ventures, Link Management, Cogo Fund, Cogo Labs, LEP, the Estate of Seth Birnbaum and Tomas Revesz, Jr. are not reporting as part of the Amendment because no changes have occurred with respect to their holdings.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The title and class of equity securities to which the Schedule 13D, as amended by the Amendment, relates is the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), of EverQuote, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 210 Broadway, Cambridge, MA 02139.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby revised and supplemented with the following:

(a) – (c)

10.	Recognition Capital, LLC, a Delaware limited liability company

The principal business address of Recognition Capital is One Kendall Square, Suite B2106, Cambridge, MA 02139.

The principal business of Recognition Capital is private investment.

(d) – (e) None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby revised and supplemented with the following:

The funds to purchase the securities of the Issuer came from the working capital of Recognition Capital.

Item 4. Purpose of Transaction.

On February 22, 2022, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Recognition Capital pursuant to which the Issuer agreed to issue and sell to Recognition Capital, in a private placement, 1,004,016 shares (the “Shares”) of the Issuer’s Class A Common Stock, at a price of $14.94 per share, which is equal to the closing price of the Common Stock on the Nasdaq Global Market on the date of the Securities Purchase Agreement, for aggregate proceeds to the Issuer of $15.0 million (the “Private Placement”). Recognition Capital is an entity which is owned and controlled by Mr. Blundin, the Chairman of the Issuer’s Board of Directors, and an affiliate of Link Ventures, the Issuer’s largest existing stockholder. The Private Placement closed on February 23, 2022.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

All of the shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Class A Common Stock, Class B Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of such shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Other than as disclosed herein, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby revised and supplemented with the following:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each Reporting Person.

Ownership is stated as of February 22, 2022, and the ownership percentages are based upon 23,176,001 shares of Class A Common Stock, $0.001 par value per share, issued and outstanding and 6,407,678 shares of Class B Common Stock, $0.001 par value per share, as indicated by the Issuer in its Form 10-Q for the period ended September 30, 2021. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder.

As of February 22, 2022, (i) Mr. Blundin directly owned 891,766 shares of Class A Common Stock, and indirectly owned 100 shares of Class A Common Stock held by his son; and (ii) Recognition Capital directly owned 1,004,016 shares of Class A Common Stock.

Since January 28, 2022, Mr. Blundin purchased 4,910 shares of Class A Common Stock in the open market on February 10, 2022 at a price of $14.99 per share.

(a)	See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(b)	See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c)

Other than as disclosed above, there have been no reportable transactions with respect to the shares of the Issuer within the last 60 days by any of the Reporting Persons other than as described in this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Securities Purchase Agreement, dated February 22, 2022, by and between EverQuote, Inc. and Recognition Capital, LLC (incorporated by reference to Exhibit 99.1 to Everquote, Inc.’s Current Report on Form 8-K filed with the SEC on February 22, 2022).
99.2	Voting Agreement, dated February 8, 2018, by and among certain stockholders of EverQuote, Inc. (incorporated by reference to Exhibit 9.1 to EverQuote, Inc.’s Registration Statement on Form S-1 (File No. 333-225379) filed with the SEC on June 1, 2018).
99.3	Joint Filing Agreement, dated March 2, 2022, by and among David B. Blundin, Recognition Capital, LLC, Link Ventures Investment Vehicle II, LLC, Link Ventures LLLP, Link Management LLC, Cogo Fund 2020, LLC, Cogo Labs, Inc., Link Equity Partners, LLC, the estate of Seth Birnbaum and Tomas Revesz, Jr.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2022

/s/ David B. Blundin

David B. Blundin

RECOGNITION CAPITAL, LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Manager

LINK VENTURES INVESTMENT VEHICLE II, LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

LINK VENTURES LLLP
By:	LINK MANAGEMENT LLC, its general partner

By:	/s/ David D. Blundin
Name:	David B. Blundin
Title:	Managing Member

LINK MANAGEMENT LLC

By:	/s/ David D. Bludin
Name:	David B. Blundin
Title:	Managing Member

LINK EQUITY PARTNERS, LLC

By:	/s/ David D. Blundin
Name:	David B. Blundin
Title:	Managing Member

COGO FUND 2020, LLC
By:	COGO LABS, INC., its sole manager

By:	/s/ Robert Fisher
Name:	Robert Fisher
Title:	President & Chief Executive Officer

COGO LABS, INC.

By:	/s/ Robert Fisher
Name:	Robert Fisher
Title:	President & Chief Executive Officer

/s/ Estate of Seth Birnbaum
Estate of Seth Birnbaum
Meltem Birnbaum, as Executrix

/s/ Tomas Revesz, Jr.
Tomas Revesz, Jr.